Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, James Millard, P.Geo., consent to the public filing of the technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report & Preliminary Economic Assessment, Alaska, United States of America” that has an effective date of March 2, 2026 and a report date of March 19, 2026 (“Technical Report”) by GoldMining Inc. and U.S. GoldMining Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on March 2, 2026, by U.S. GoldMining and entitled “U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska” (the “News Release”) and incorporated by reference into the news release dated March 2, 2026 by GoldMining Inc. and entitled, "GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska.”

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 20, 2026

/s/ James Millard, P.Geo.

James Millard, P.Geo.

CONSENT OF QUALIFIED PERSON

I, Kevin Murray, P.Eng., consent to the public filing of the technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report & Preliminary Economic Assessment, Alaska, United States of America” that has an effective date of March 2, 2026 and a report date of March 19, 2026 (“Technical Report”) by GoldMining Inc. and U.S. GoldMining Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on March 2, 2026, by U.S. GoldMining and entitled “U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska” (the “News Release”) and incorporated by reference into the news release dated March 2, 2026, by GoldMining Inc. and entitled, "GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska.”

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 20, 2026

/s/ Kevin Murray, P.Eng.

Kevin Murray, P.Eng.

CONSENT OF QUALIFIED PERSON

I, Marc Schulte, P.Eng., consent to the public filing of the technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report & Preliminary Economic Assessment, Alaska, United States of America” that has an effective date of March 2, 2026 and a report date of March 19, 2026 (“Technical Report”) by GoldMining Inc. and U.S. GoldMining Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on March 2, 2026, by U.S. GoldMining and entitled “U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska” (the “News Release”) and incorporated by reference into the news release dated March 2, 2026 by GoldMining Inc. and entitled, "GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska.”

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 20, 2026

/s/ Marc Schulte, P.Eng.

Marc Schulte, P.Eng.

CONSENT OF QUALIFIED PERSON

I, Scott C. Elfen, P.E., consent to the public filing of the technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report & Preliminary Economic Assessment, Alaska, United States of America” that has an effective date of March 2, 2026 and a report date of March 19, 2026 (“Technical Report”) by GoldMining Inc. and U.S. GoldMining Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on March 2, 2026, by U.S. GoldMining and entitled “U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska” (the “News Release”) and incorporated by reference into the news release dated March 2, 2026 by GoldMining Inc. and entitled, "GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska.”

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 20, 2026

/s/ Scott C. Elfen, P.E.

Scott C. Elfen, P.E.

CONSENT OF QUALIFIED PERSON

I, Sue Bird, P.Eng., consent to the public filing of the technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report & Preliminary Economic Assessment, Alaska, United States of America” that has an effective date of March 2, 2026 and a report date of March 19, 2026 (“Technical Report”) by GoldMining Inc. and U.S. GoldMining Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on March 2, 2026, by U.S. GoldMining and entitled “U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska” (the “News Release”) and incorporated by reference into the news release dated March 2, 2026 by GoldMining Inc. and entitled, "GoldMining Congratulates U.S. GoldMining on the Successful Completion of the Initial PEA at its Whistler Gold-Copper Project, Alaska.”

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 20, 2026

/s/ Sue Bird, P.Eng.

Sue Bird, P.Eng.